Dear ____

Happy New Year!

Thank you for showing your interest in Circle Optics! I see that you started to make a reservation in Wefunder, and I wanted to give you an update and share more about our campaign.

We have finalized perks and terms for the round. Here are the perks below for various funding levels:



EARN PERKS WHEN YOU INVEST
$ 360+
Invitation to a townhall meeting and 1 vote on content creation piece.
$ 3600+
Circle Optics Jacket. Previous perks included.
$ 36000+
All expenses paid, concierge weekend trip to Rochester NY to meet with company executives in person and experience the Finger Lakes region. (Restriction apply). Previous perks…
$ 1000+
Circle Optics 20 oz. Tumbler and 3 content creation votes.
$ 10000+
Private virtual meeting with company executives. Previous perks included.
circle

So far we have raised over $150,000 allowing us to hire a full-time engineer as well as unlocking additional funding from the National Science Foundation.

Achieving our campaign goal will allow us to do the following:
* design and deploy the commercialization roadmap for our camera system that goes beyond detect and avoid to detect and navigate for UAVs
* hiring additional full-time engineers
* hiring full-time sales support

For easy reference:

Circle Optics Story https://youtu.be/zRbwLGJPoCg
Wefunder Campaign https://wefunder.com/circleopticsinc

We would love you to join us and part of the Circle Optics growth story! Please confirm your investment.

Please let me know if I can answer any questions or support your participation in any way!

Thank you,

Jennifer

Jennifer Sertl
Director of Marketing
C: 585.704.5202
circleoptics.com